U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-N
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS BY FOREIGN BANKS AND
FOREIGN INSURANCE COMPANIES AND CERTAIN OF THEIR HOLDING
COMPANIES
AND
FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS OF SECURITIES IN THE
UNITED STATES
A.	Name of issuer or person filing (“Filer”): BBVA International Preferred, S.A. Unipersonal

B.	This is (select one)
☑	an original filing for the Filer

☐	an amended filing for the Filer
C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrants:	Banco Bilbao Vizcaya Argentaria, S.A., BBVA Subordinated Capital, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal and Filer (collectively, the “Registrants”).

Form type:	Post-Effective Amendment to Registration Statement on Form F-3 (“Form F-3”)

File Number (if known):	333-144784 and 333-144784-01

Filed by:	Registrants

Date Filed (if filed concurrently, so indicate):	Concurrently
D.	The Filer is incorporated or organized under the laws of the Kingdom of Spain and has its principal place of business at Paseo de la Castellana, 81, 28046, Madrid, Spain (Telephone +34-91-347-6000).
E.	The Filer designates and appoints Banco Bilbao Vizcaya Argentaria, S.A., New York Branch (“Agent”) located at 1345 Avenue of the Americas, New York, New York 10105 (Telephone: 212-728-1660) as the agent of the Filer upon whom may be served any process, subpoenas or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-4 filed July 18, 2008 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.
G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.
The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madrid, Country of Spain, this 18th day of July, 2008.

BBVA INTERNATIONAL PREFERRED, S.A. UNIPERSONAL
By:	/s/ Pedro Ma Urresti Laca
	Name:	Pedro Ma Urresti Laca
	Title:	Chairman of the Board of Directors

This statement has been signed by the following person in the capacity and on the date indicated.
Date: July 18, 2008

Banco Bilbao Vizcaya Argentaria, S.A., New York Branch as Agent for Service of Process
By:	/s/ Emilio de las Heras Muela
	Name:	Emilio de las Heras Muela
	Title:	U.S. Country Manager